
CUBIC
CORPORATION

2004 Annual Report


05000192

Building on Core Strengths and Values


PROCESSED
JAN 11 2005
THOMSON
FINANCIAL



Dear Shareholders,

For the third consecutive year, Cubic reported record sales, operating income and earnings. In fiscal year 2004, we increased sales 14 percent, grew operating income 12 percent and finished the year with $1.5 billion in backlog. This year's growth in sales came from our defense segment, with both the defense and transportation segments showing much higher operating income. We are proud of our financial performance in 2004 and especially the last four years. Looking into 2005 and beyond, our goal is to continue this trend and deliver attractive returns in both business segments.

Cubic has worked hard since its founding 53 years ago to create its competitive edge by advancing technology into applications that meet the needs of our government customers. In the 1970's we pioneered the development of air-to-air combat training. From this initial application, we evolved this into a business with a full spectrum of combat training solutions, including live, virtual and constructive. Today our defense segment is developing laser-based optical electronics to thwart the occurrence of friendly-fire, all too often a consequence of intense combat situations. We believe this could be a significant new area of potential business.

The defense segment is also advancing technology to provide high-speed and efficient tactical data links used on unmanned air vehicles, aboard ships and other military platforms. Cubic's technology is expected to play an important role in the United Kingdom's Watchkeeper program. This program is significant because it is anticipated to last over 20 years and should be an important stepping-stone to other opportunities for us in the US and abroad in this fast growing segment of military communications.



I made a recent trip to London. It was extremely gratifying to reflect upon the accomplishments Cubic has achieved by pioneering and progressively advancing the fare collection system in London from 1979 to the recent roll-out of the PRESTIGE system. Today we employ over 500 people in the United Kingdom, supporting all major transit customers in the greater London market. We are putting plans together to broaden the use of the new Oyster™ Contactless Smart Card throughout the United Kingdom in the next several years. During this trip, I also visited with existing and potential customers in Europe where we are working to expand our market presence.

Over the years, Cubic has been successful in making acquisitions in markets experiencing transformation. This year, we acquired the operations of Traf-Park, based in Montreal, Canada. The Traf-Park acquisition provides an interesting opportunity to further extend

Transportation's capability to the parking market. It's a market adjunct to our core fare collection business and one that is on the brink of new growth resulting from the advancement of intermodal fare collection systems. Transit agencies worldwide are seeking to expand the utility of contactless smart cards into on-street and off-street parking applications. While we see this as having a very minor impact in terms of sales initially, our goal is to expand this business by offering integrated parking solutions to all our mass transit customers.

"For the third consecutive year, Cubic reported record sales, operating income and earnings. We are proud of our financial performance in 2004 and especially the last four years."

This year, we were particularly proud to have provided a significant level of mission support services at the US Joint Readiness Training Center in support of Operation Iraqi Freedom. We also won new programs, which reflect growing demand for our expertise in simulating the effects of weapons of mass destruction, and training and exercise support for first responders. Cubic anticipates continued growth in this sector as the US government prepares military and civilian organizations to address and mitigate the consequences of weapons of mass destruction.

We recently appointed two new outside Directors who are highly accomplished executives in technology, finance and accounting, which will enhance the strength of our Board. Mr. Robert D. Weaver is the Chief Executive Officer of Crown Bolt, and brings more than 31 years of experience with Deloitte & Touche, where he was a senior partner. Dr. Robert S. Sullivan is the founding dean of the Rady School of Management, University of California, San Diego (UCSD), and is a leader in global business education and the application of technology to learning. I welcome both gentleman and look forward to their support and guidance.


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The stage is set for Cubic to achieve continued growth during the coming year in both segments. The spirit of innovation that brought us to where we are today will serve the company well into the future, delivering value to all of our stakeholders, as we have during the past five decades.



Walter J. Zable
Chairman, President and Chief Executive Officer
December 16, 2004



Cubic Defense Applications

Building on a heritage of experience, innovation, program execution and customer focus, Cubic has demonstrated significant progress toward its vision of being the most respected, highest performing, mid-tier US defense contractor.


Live
Virtual
Training
Constructive
Design
Support
Modeling
Simulation
Development
Systems Integration

Cubic is advancing military transformation through live, virtual and constructive training systems, communication products, and mission support services to the US Department of Defense, federal agencies and other nations.

TRAINING SYSTEMS

- *Air Combat Training Systems*
- *Ground Combat Training Systems*
- *Tactical Engagement Simulation*
- *Virtual Trainer Systems*
- *Optical Communication and Identification Systems*

Under a 10-year contract, Cubic is providing the next generation air combat training system—P5 CTS—to the Navy, Marine Corps, Air Force and international customers.





The company is a world leader in high-fidelity land combat training systems which enable troops to "train as they fight."



COMMUNICATIONS & ELECTRONICS

- *Data Links*
- *Receivers*
- *Amplifiers*
- *Avionics / Search and Rescue*





Cubic's data links provide the high-speed, spectrally efficient communications required between warfighters.


WATCHKEEPER




67

MISSION SUPPORT

- *Operations Support*
- *Training and Education*
- *Worldwide Technical Services*
- *Information Operations*
- *Threat Technologies*
- *Analysis & Learning Technologies*





Cubic is preeminent in providing leadership training and development for US forces.



Cubic is a global leader in the integration of live, virtual and constructive training at primary combat training centers in the US and at key locations worldwide.


US ARMY
US ARMY
2



Supporting the Warfighter's Mission



"Full Spectrum" Provider
Cubic offers a broad spectrum of products, systems and mission support services, and is not dependent on any one customer or platform.

In 2004, Cubic Defense Applications posted significant revenue and operating profit growth for the fourth consecutive year while further aligning its business units with national defense priorities. This year's success in part resulted from the 2002–2003 reorganization of Cubic's defense business, which streamlined reporting relationships and augmented the ability of business units to grow organically. Looking forward, Cubic's growth strategy is to diversify and expand the business base in high priority defense markets, increase scale through internal growth, partnerships and acquisitions, and continue outstanding performance on existing contracts.

Strengthening Our Competitive Position

The Company has increased focus on customer, operational and strategic priorities by closely aligning company resources with market needs. For example, Cubic's training systems business unit independently developed a mobile combat training system that enables joint forces to train wherever they are deployed—a key advantage in sustaining force readiness. These technologies were leveraged to address international opportunities and enabled Cubic to win a contract in Hungary for the first combined range instrumentation and simulation system in Eastern Europe. In addition, through the acquisition of ECC International in late 2003, Cubic strengthened its market position in the linkage of live, virtual and constructive exercises for seamless, distributed joint training. Cubic also supports joint operations as a prime mission support contractor at major combat training centers in the United States and for key allies.

Supporting the Global War on Terror

The global war on terror continues to shape the direction of our technology and services. In response to the critical need for real-time situational awareness, Cubic is producing high performance data links for shipboard, airborne and infantry forces that connect and transmit mission critical information among military units. This technology delivers intelligence data to commanders at data rates more than 200 times faster than normal home internet connectivity. Cubic is also providing technical support to the Defense Threat Reduction Agency (DTRA) in its mission to mitigate the threat from weapons of mass destruction.



Addressing New Threats
Under multiple contracts, Cubic provides simulation and modeling support to the Defense Threat Reduction Agency, in addition to accident/incident and consequence management exercises.

Expansion of Task Order Contracts

A major defense market trend is the growing customer reliance on multiyear indefinite delivery/indefinite quantity (IDIQ) contracts—essentially broad task-order contracts designed to speed the procurement process. Cubic is currently performing on more than 25 IDIQ contracts as part of the Company's portfolio of nearly 300 contracts and 40 international programs.

Training Systems

Cubic develops and produces training systems that allow military and security forces to train as they fight. The company's portfolio includes systems for air, ground, and joint military and security forces. These systems include sophisticated multimedia products for "after action review" that enable training participants to improve combat performance through lessons learned.

Leading Developer of Combat Training Centers Worldwide

Cubic leads the global market for instrumented ground combat training centers (CTC). Cubic has eight active CTC programs in the US, United Kingdom (UK), Canada, Australia, Korea and new programs in Hungary, the Far East and Middle East. This year, Cubic strengthened its position as a leading training contractor in

Mobile Training
The global war on terror has increased the need for US and allied forces to train wherever they are deployed. Cubic's mobile combat training center provides all the functionality of an instrumented combat training center in a mobile package. It can be deployed for any force-on-force exercise, including ground, air, joint and combined arms missions.



Mobile Package



Mobile Instrumented Combat Training Center



After Action Review



the UK by winning an important urban warfare training contract called the Low Level Urban Skills Trainer (LLUST) program. As part of the LLUST program, Cubic will integrate and deliver a highly sophisticated tracking system that simulates urban combat with great precision and allows participants to measure the lethality of shooting through walls and buildings.

"Good training is the making of an army and the Area Weapons Effect Simulator (AWES) is transforming our soldiers' approach to their tactical conduct. Working with main contractor, Cubic Defense Applications, we have been able to provide the British Army with a training facility we believe is second to none."

Many thanks,
Brigadier Alan Macklin
Joint Battlefield Trainers, Simulations and Synthetic Environments IPT Leader
UK Ministry of Defence
April 2004

Anticipating Needs and Meeting Customer Expectations

Cubic has delivered a joint mobile training capability in Alaska that links Army forces at Ft. Richardson with United States Air Force (USAF) assets at Eielson Air Force Base. In Alaska, Cubic's range systems allow aircrews and ground troops to engage in joint live training, and search and rescue training operations. This mobile training system has direct applicability to National Guard, Reserve forces and homeland security training needs.



Major Program
Cubic is supplying its engagement skills trainer, EST 2000, to the US Army. The EST 2000 program is funded until 2009.

In 2004, Cubic received a $33.5 million award from the US Army to deploy its Engagement Skills Trainer 2000 (EST 2000). This system is used for training basic rifle marksmanship skills and is an integral element of the training curriculum for all new soldiers. Units deployed in Iraq and Afghanistan also use the system to sustain marksmanship skills. EST 2000 is adaptable to weapons used by US allies and has substantial international sales potential.

Building on extensive experience designing virtual trainers for the Army and Marine Corps, Cubic won a $6.2 million subcontract to develop and produce a driver trainer and a turret simulator for the Marine Corps' new amphibious Expeditionary Fighting Vehicle.

Since the 1970's, most US military pilots have trained at one of Cubic's worldwide Air Combat Maneuver Instrumentation (ACMI) ranges. Through the 10-year, $525 million United States Air Force/ Navy P5 Combat Training System IDIQ contract, Cubic is developing advanced embedded technologies to support current and emerging air combat training requirements at 27 sites worldwide.

Under another new 10-year contract, Cubic will provide full turnkey air combat training support services and equipment for the USAF performing single-service, joint and combined forces missions in the Pacific at forward bases in Korea and Japan. This follow-on contract, worth a potential value of $54 million, capitalizes on Cubic's incumbent position and creates a base from which to support other customers in the Asia Pacific region.



Next Generation Air Combat Training
Cubic is developing advanced embedded technologies for the P5 Combat Training System program, which has attracted interest from US allies seeking to upgrade their training systems.

Leveraging Core Technologies

Known for its laser-based engagement simulation systems, including the highly successful MILES 2000, Cubic has steadily expanded its technology base into optical communications. In 2004, Cubic was awarded a Dynamic Optical Tags (DOTS) research and development program by the Defense Advanced Research Projects Agency (DARPA). Under this program, sponsored by the US Special Operations Command, Cubic is advancing optical communication technology from training into tactical operations. Another extension of that technology is Cubic's Optical Combat Identification System (O-CIDS). This new system is under development to protect aircraft, ground platforms and dismounted soldiers from friendly fire. O-CIDS will be compatible with vehicles, aircraft and weapons used by the US and allied forces.



Advancing Optical Communications
Cubic is developing a new tagging, tracking and location capability as part of the DOTS research and development program. Potential applications include identification of assets in tactical and logistic operations.

Communications & Electronics

Cubic's communication products facilitate the timely and secure transfer of mission critical information among platforms in the air, on the ground and at sea. The communications and electronics business unit is positioned in three markets: command, control, communications, computers, intelligence and reconnaissance (C4ISR); military and civil communications; and search and rescue avionics.










Defense Priorities
Customer sponsored and industry partner initiatives have increased Cubic's visibility with key customers and have led to increased demand for the TCDL product line.

Entering New Markets

Cubic has gained a distinct competitive edge in the data links market. This year, the company's Tactical Common Data Link (TCDL) made significant inroads as a result of important interoperability testing and high profile wins in the Unmanned Air Vehicle (UAV) market. During flight tests sponsored by industry partners and government agencies, Cubic's TCDL demonstrated its flexibility and reliability by working with electronically steered antenna arrays, transmissions of rocket telemetry data, and real-time video streaming for balloon-borne radar and UAV counterterrorism applications.

Through internal and customer-funded development, Cubic adapted its TCDL for the Navy's Communications Data Link (CDL) System, awarded in 2003 with production systems added in 2004. Under this 5-year contract with a total potential value of $93 million, Cubic is designing a wideband data link that transmits signals and imagery intelligence data to aircraft carriers and other surface ships. This technology is adaptable to future classes of ships such as the US Navy Next Generation Destroyer (DDX). The tactical version of the system is suitable for airborne and ground-based platforms.

In an important win, Cubic was selected in partnership with the Thales team as the preferred supplier for tactical data links on the UK's Watchkeeper UAV program—one of the largest in the world. Cubic's technology will link ground control stations and remote video terminals, providing UK ground commanders with timely intelligence, surveillance and reconnaissance data.



UK Watchkeeper Program
Watchkeeper marks the first application of Cubic's TCDL to UAVs.

Combining Technologies for New Applications

Cubic is combining its common data link technology with its CDR-4000 digital receiver to develop advanced signal intelligence packages for the Department of Defense (DoD). These technologies have growth potential for intelligence, defense and homeland security applications.

The Company's portfolio of power amplifiers, receivers and direction-finding products continues to attract numerous orders. In a highly competitive procurement, Cubic received a contract this year to develop its first high-frequency power amplifier for use with a software-defined radio aboard a US Navy submarine. Power amplifiers are expected to constitute a growing market given the wide range of radio communications, air traffic control and electronic warfare requirements in the US and export markets.

Addressing key operational needs of the military, Cubic is combining its receivers, signal processors and amplifiers to form electronic warfare systems for electronic surveillance, as well as development of systems that counter threats from improvised explosive devices.

"The small size and weight of the Cubic TCDL was crucial in allowing the integration of the radio with multiple pointing phased array antennas located on the ground, and on fixed and rotary wing platforms."

Ted Stanford
US Army, Aviation Applied Technology Directorate
Operational Manager for the Advanced Concept Technology Demonstration
June 22, 2004

Mission Support



Supporting the Warfighter
Cubic's objective is to improve and sustain the readiness of US and allied forces to meet their full scope of demanding mission requirements.

Cubic provides mission-critical training, exercise, operations and maintenance support services; modeling and simulation of weapons of mass destruction; and leadership development and professional education services to government and nongovernment customers. Cubic focuses on service markets for all US Armed Services, the joint community, US allies and the Department of Homeland Security.

Leading by Achieving Our Customer's Mission First

Cubic's mission support business commands a leadership position in the live, virtual and constructive training and exercise, education development, and operations support market segments. Outstanding performance and high customer satisfaction across the business unit led to winning a significant number of new contracts in fiscal year 2004, including repeat business from its customer base:

- USJFCOM Joint Warfighting Center (JWFC)
- US Army National Simulation Center (NSC)
- US Army Combined Arms Center (CAC)
- Defense Threat Reduction Agency (DTRA)
- Department of Homeland Security (DHS)
- National Security Agency (NSA)
- Korean Battle Simulation Center (KBSC)
- US Marine Corps MAGTF Training Systems Support (MTSS)
- US Navy Antisubmarine Warfare (ASW) Command
- Battle Command Training Program (BCTP)
- National Training Center (NTC)
- Joint Readiness Training Center (JRTC)
- US Army Corps Battle Simulation Centers




IRAQ

Mission Rehearsal Exercises
Cubic's support services at the Joint Readiness Training Center and National Training Center experienced a high growth rate this year in response to demand for mission rehearsal exercises related to ongoing military operations in the Middle East.

Cubic has extensive experience in providing critical mission support services, including operational mission rehearsals, to US Army, Marine Corps and other services worldwide. Since demand for realistic mission training far exceeds the capacity of existing Combat Training Center (CTC) facilities, Cubic developed a concept and capability for a "turnkey" exportable CTC that facilitates high quality training at home stations or other locations anywhere in the world. Cubic's exportable CTC capability, which leverages the combined capabilities of our training systems and mission support business units, strikes an especially responsive chord with Reserve and National Guard forces and the active units charged with training those forces.

Similarly, joining the capabilities of Cubic's mission support business unit with its Simulation Systems Division, Cubic won a $4 million contract from the US Army to establish and support a simulation training center in the Ukraine. These activities validate progress toward combining the Company's core strengths across business units and operating divisions. The Ukraine award reflects a continuation of Cubic's success in leading force modernization initiatives in seven eastern European countries and the former Soviet Union. In 2004, Cubic won new contracts from the Republic of Georgia and Lithuania, plus additional task orders from five ongoing contracts in the region.

"The Korean Battle Simulation Center (KBSC) team did a terrific job getting set for and executing the Reception, Staging, Onward Movement and Integration (RSOI) 04 exercise."

Many thanks,
Major General George Higgins
C/J 3 for Combined Forces Command (CFC) / United States Forces Korea
30 March 2004

Leading Role in DoD's Joint Transformation Initiatives

Beginning with development of joint vision concepts in 1997, Cubic has supported the US DoD's joint experimentation efforts since inception. This year, Cubic joined a 22-company team that received a 4-year, $478 million IDIQ Joint Experimentation Program (JEXP) contract from the Joint Forces Command (JFCOM)—the organization principally responsible for transforming US warfighting forces into a Joint Fighting Force. Cubic also contributes directly to training transformation in an expanding role to help develop and implement a Joint National Training Capability (JNTC) under the Company's JFCOM Joint Warfighting Center (JWFC) program. Through JEXP, JWFC and other joint programs, Cubic will continue to support concept development, transformation and experimentation activities for commands and agencies in the defense community.



Excellent Reputation
Cubic has built a strong position in training services through several important contracts at Fort Leavenworth, Kansas—home to the Army's Combined Arms Center, the National Simulation Center and Battle Command Training Program.

Training and Education is Vital to a Strong Army

This year, Cubic won a new contract valued at $95 million to continue providing technical support to the National Simulation Center over the next 5 years. Additionally, over a 10-year period, Cubic will receive approximately $80 million to provide training services to the US Army through a new contract to support the Battle Command Training Program (BCTP). Earlier this year, the Combined Arms Center (CAC) awarded Cubic an important contract to provide 360 degree assessment and leadership coaching to Army leaders at multiple combat training centers and other locations worldwide. The CAC also awarded Cubic a new contract to support the Command and General Staff College in development and implementation of distance learning technologies and techniques, including web-based training, computer-based training, and other interactive multimedia training and professional military education applications.



Key Business Opportunity
Cubic anticipates continued growth in its Threat Technologies Division as the US and its allies continue to prepare military and civilian organizations around the world to address and mitigate the consequences of potential CBRNE attacks.

Growing in High Priority Markets

Cubic's expertise in the effects of weapons of mass destruction (WMD), consequence management, training and exercises, weapons effects software development, and simulation and modeling of WMD are in high demand. This year Cubic displaced a long-term incumbent competitor and won a multiyear $43 million contract from the Defense Threat Reduction Agency (DTRA) to plan, develop and execute national and worldwide exercises related to chemical, biological, radiological, nuclear and high-yield explosives (CBRNE) events. This contract was in addition to last year's $1.26 billion, 5-year IDIQ contract that DTRA awarded to Cubic and four competitors. Through Cubic's new IDIQ contract, it won important new programs, including tasking to implement and support DTRA's new Battle Laboratory in Cubic's Kingstowne, Virginia facility; provide support to the Defense Nuclear Warfare School in Albuquerque; and to represent DTRA at JFCOM for Transformation, Joint Concept Development and Experimentation.



Cubic Transportation Systems

Cubic is the leading global systems and service provider of intermodal, regional fare collection systems. Cubic delivers complete end-to-end solutions that help make public transportation services safe, reliable and easy to use. Cubic's vision is to create fully integrated, smart, regional ticketing systems with extended capability beyond fare collection.


Card Applications
Regional Systems
Intermodal Systems
Smart Cards
Magnetic Strip
Full Service
Operations
Maintenance
Installation
Integration
Manufacture
Communication
Software
Design

Building on a 30-year reputation for customer focus, full service, experience, quality, reliability and innovation, Cubic is leading the progression of technology in automated fare collection systems and services.

INTEGRATED FARE COLLECTION SYSTEMS

- *Fare Payment*
- *Access Control*
- *Revenue Control*
- *Card Distribution / Vending*
- *Data Communications*
- *Information Management*
- *Systems Integration*

Through 2015, under the PRESTIGE contract, Cubic is providing and maintaining fare collection systems in London—the hub of the largest and most complex transport system in the world.


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CUSTOMER SERVICES

- *24 / 7 Call Center*
- *System Maintenance*
- *Extended Warranty Programs*
- *Communications Network Management*





Over three quarters of transit operators in the US rely upon Cubic's equipment, products and services.







CARD & COMMERCIAL SERVICES

- *Central System Hosting & Operations*
- *Financial Clearing & Settlement*
- *Card Fulfillment*
- *Card Distribution*
- *Card Marketing*







Cubic is making public transit more convenient by linking smart card fare collection systems to third party products and services.


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Chicago


LOCAL
9642
metro

Advancing Automated Fare Collection


ACCEPTED
BART Only

Full-Service Provider
Cubic is the leading global systems and service provider of intermodal, regional fare collection systems.

Cubic Transportation Systems, a full-service provider of fare collection systems and services, views the scope of its transportation business well beyond the boundaries of traditional fare collection. This expanded viewpoint has opened the opportunity for Cubic to pursue all aspects of this billion dollar market.

Strengthening Our Position

During 2004, the Company further strengthened its position as the global leader in end-to-end automated fare collection systems with several strategic contract awards and achievement of milestones on key programs.

Enabling regional interoperability in the Bay Area, Cubic received a $7 million contract from the San Francisco Bay Area Rapid Transit District (BART) to provide technology that will link BART to the regional mass transit smart card ticketing plan. Since the original contract award in 1999, Cubic has delivered a total of $64 million in products and services to BART. By incorporating open standards and a modular architecture into its solutions, Cubic provides a system that ensures regional interoperability with all ticketing technologies that can be deployed in the BART system now or in the future, including the existing BART ticket or a regional smart card. Of notable mention, BART was named the number one large transit system in North America by the American Public Transportation Association (APTA) and received the "Outstanding Achievement" award for demonstrated achievement in efficiency and effectiveness.

"By working closely with Cubic, we have dramatically increased the availability of the fare collection system, and provided a world-class service to the Bay Area and its patrons."

Gary LaBonte,
BART Executive Manager
May 12, 2004

Recognizing the need to improve customer service and reduce fare evasion, the Metropolitan Atlanta Rapid Transit Authority (MARTA) awarded Cubic a $72.5 million contract for the design, build and delivery of a new smart card-only multimodal fare collection and revenue management system. MARTA's new multi-application system will make it fast, easy, and convenient for daily commuters and occasional public transit users and tourists alike, to travel seamlessly throughout Atlanta using one common smart card to pay for rail, bus, L-van (paratransit) fares, and park-and-ride fees. In the future, the card potentially could be used for event ticketing, retail purchases, security access and more. This fare collection modernization contract, including options, could reach $104 million.

In addition to these key contracts, Cubic reinforced its market position with the opening of its China headquarters in Beijing this year. Cubic has successfully installed systems and equipment in Guangzhou, Shanghai, the Hong Kong Mass Transit Railway (MTR), the Singapore MTR, Bangkok's Skytrain and the Kuala Lumpur Light Rail Transit. The establishment of a new subsidiary in China formalizes the Company's commitment to the manufacture and supply of automatic fare collection systems and equipment to railway operators in the world's fastest developing market.



Convenient Options
Cubic is providing MARTA's regional fare collection system, "Breeze." The new system gives commuters the option to prepay rides through credit-debit payment, Internet-based ticketing, Autoload (the ability to automatically load value onto a smart card) and subsidized transit benefits.

Delivering on Commitments

Throughout 2004, the Company achieved key program milestones in the delivery of many new systems worldwide. In the United Kingdom (UK), Cubic completed the first installation of its next-generation, advanced electronic fare system on the popular Glasgow-Edinburgh route of ScotRail Railways Ltd., the rail operator that provides nearly 95 percent of passenger train services in Scotland.


Orinda
Rockridge
19th St/Oakland
Lake Merritt
Fruitvale
Coliseum/

Award Winning System
BART cited its improved customer satisfaction ratings resulting from new Cubic fare gates and ticket vending machines, as well as other major upgrades in the agency's renovation program as key factors in being chosen the number one large transit system in North America.


breeze
2024



Intermodal, Regional Fare Systems
Cubic is piloting bus and rail ticketing systems in San Diego and Los Angeles, making a regional fare system possible.



Long-Term Operations & Maintenance
Upon final delivery of South East Queensland's first multimodal smart card ticketing system, Cubic will provide operations, maintenance and other services for 10 years followed by a 5-year option.

In the United States, Cubic began roll out of three new regional smart card systems using its platform-based equipment and back-office central system. After successfully completing a pilot, operators in Minneapolis/St. Paul started revenue service of the nation's first "smart" regional ticketing system for light rail, bus, and bus rapid transit. This contract, as a result of successful operation, is expected to grow significantly. San Diego and Los Angeles will follow similar deployment schedules. Both programs completed final design reviews and began their pilots for both bus and rail. The conceptual design was completed for the greater Los Angeles regional central computer system, which will facilitate regional interoperability of the Los Angeles Metro with the neighboring municipal operators in one integrated system. Since 2002, Cubic has received $100 million in contract awards from the Los Angeles Metro and $26 million from the San Diego Metropolitan Transit Development Board and the North County Transit District. With the delivery of Cubic's open systems to both the Los Angeles and San Diego regions, the goal for an integrated Southern California system is possible.

Modernizing fare collection in Brisbane, Australia, Cubic is completing the final design of a regional multimodal smart card ticketing system that will link most urban rail, bus and ferry services in South East Queensland (SEQ). Cubic was awarded this $95 million contract in 2003. The pilot system will begin revenue service in mid 2005 and project completion is planned for 2006. Cubic is also responsible for the development and exploitation of third party revenue opportunities based on the SEQ transit smart card.

Earning Long-Term Business

Continuing nearly 30 years of service to the Washington Metropolitan Area Transit Authority (WMATA), Cubic completed the extension of its SmarTrip® fare collection system to link rail, Metro parking lots and buses. This expansion is part of a larger initiative where Cubic is deploying an extensive network of back-office systems software and equipment that will integrate multiple transit services across 17 public transportation agencies in the District of Columbia, the State of Maryland and parts of Virginia. Washington's regional smart card initiative has resulted in $135 million in contracts being awarded to Cubic since 1997. Due to the successful rollout of the SmarTrip®, sales have increased over 70 percent from last year. There are now more than 650,000 SmarTrip® cards in circulation.


SmarTrip
EXPRESS LANE
Please touch
SmarTrip card to target



One Card–Multiple Transit Options
Cubic's smart card system is installed on approximately 1,600 WMATA buses, linking the Metrobus system to the Metrorail and parking lots with the same smart card—SmarTrip®.

As Transport for London's (TfL) automated fare collection system provider since 1979, Cubic has supported the advancement of this city's transportation system. In 1998, Cubic and Electronic Data Systems (EDS) Corporation, under a joint venture called TranSys, were awarded the PRESTIGE contract for the London Transport fare collection system, which includes the design, build, operations and maintenance of the system. Cubic provides and maintains the entire system while EDS supplies operating services. This contract is worth an estimated $1.75 billion over a 17-year period, making it the largest automated fare collection contract ever awarded. In 2003, TfL launched the new Oyster™ Card ticketing system. The system allows public transport users to prepay for tickets either online or at tube stations, major rail ticket offices, or London Travel Information Centres and seamlessly ride on the London Underground, the city's buses, and the trains serving London—using a single smart card. With over 2 million cards already issued, the Oyster™ card system is delivering faster passage through gates and onto buses, reducing queues at ticket offices, and helping to reduce fare evasion in a travel system that serves nearly six million users per day. In 2004, TfL was honored with the "Modernizing Government" award for its PRESTIGE public transport automated fare collection system and the Oyster™ card. This award recognizes the project that contributed the most innovative information and communications technology to improve government efficiency and modernize services. Cubic will be supporting TfL in expanding and enhancing PRESTIGE/Oyster™ over the next 11 years on an exclusive basis. Many Train Operating



World Class Performance
Transport for London was honored with the "Modernizing Government" award for its PRESTIGE public transport automated fare collection system and Oyster™ card, supplied by Cubic.


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Company (TOC) stations are currently PRESTIGE compatible, and of particular near term significance is the extension of PRESTIGE to additional TOC stations. This will be a significant step in achieving Cubic's goal of providing a truly national system throughout the UK.


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Multimodal Fare System
With Cubic's integrated fare collection system, transit passengers in London can ride the city's underground, buses and trains using one smart card—the Oyster™ card.

Meeting the Evolving Needs of Customers

Cubic has established a strong global customer base with over 400 fare collection projects, producing substantial reoccurring revenue streams. Cubic continues to support these customers with further regional integration, system expansion, technical enhancements, and an array of services to maximize system availability. Cubic's international transit customer base includes:

- Atlanta
- Australia
- Canada
- Chicago
- China
- France
- Germany
- Hong Kong
- Houston
- Italy
- United Kingdom
- Los Angeles
- Mexico
- Minneapolis / St. Paul
- New York / New Jersey
- Puerto Rico
- San Diego
- San Francisco
- Scandinavia
- Singapore
- South Florida
- Thailand
- Washington, DC / Baltimore / Virginia

Throughout the New York–New Jersey region, Cubic's open-system technology is building the foundation for an integrated regional public transportation system. This year marked the 100th anniversary of the New York City transit system. Since its introduction in 1993, the Cubic-designed MetroCard℠ system, used daily by millions of transit patrons on the city's subway and bus systems, has increased ridership to record levels and revolutionized fare payment through fare discounts and seamless integration between transportation modes. As New York City's systems and service provider, Cubic continues to support the successful MetroCard℠ system to ensure system availability. Other significant accomplishments in the region included the successful roll out of the JFK International AirTrain™ light rail fare collection system and the Port Authority Trans Hudson's (PATH) opening of the new World Trade Center Station. Cubic was awarded a $37 million contract for PATH in 2003. In further support of regional interoperability, Cubic implemented the Port Authority of New York and New Jersey's Regional Interoperability Specification, which is expected to be the card format standard adopted by APTA. Its ultimate goal is for all US transportation agencies to have interoperable, regional smart card systems.



Future Capability–Today
Using Cubic's multi-ticketing gating system, PATH commuters can now use both the popular MetroCard℠ and QuickCard. In the future, transit passengers will be able to use smart cards.

Designing Open Systems

Cubic is a systems company. While the Company is a pioneer in ticketing technology and is known for making good, reliable equipment, none of it works without good software, good security, a good network and a good back-office system to tie it all together. Cubic's systems integration expertise, developed with 30 years experience in fare collection, allows the Company to deliver fully integrated multi-modal, multi-operator, and multi-application systems. Cubic designs open systems that comply with international standards and use industry common platforms, design tools and commercial-off-the-shelf software. Cubic is actively involved in standards initiatives globally. The Company has taken an open platform approach with its software and equipment to maximize reuse across multiple programs, minimizing risk and development costs.

Cubic's integrated software solutions meet all financial collection, clearing and settlement needs. Nextfare™ provides the core central computing functionality, including system configuration, fare management, system monitoring, asset management, fraud analysis and a comprehensive suite of reports. It also offers value-added modules for automated multi-operator clearing and settlement, and innovative customer service features such as Internet ticketing and Autoload. Autoload is a feature that allows riders to load value onto their smart cards from a computer, phone, or handheld personal digital assistant—without ever waiting in line to do so. Other value options include prepaid transit benefits linked with employer or government subsidies and loyalty programs, which initiate rewards for frequent transit riders.



End-to-End Open Solutions Driven by Software Expertise
Cubic's state-of-the-art back-office software solution, the Nextfare™ Central System, was installed, piloted and put into revenue service in 2004 and will continue roll out to all new programs.


oyster

The flexibility in configuration and scale ensures the Company's customers a system capable of expansion to support new requirements and growth of additional operators over time. The modular design also allows the system to evolve so customers can take advantage of continuous improvements and new offerings, including emerging technologies, e-commerce and other transit-related applications.

Extending Capability

As the Nextfare™ Central System links multiple operators, transit modes and applications in a fully integrated regional ticketing system, new levels of system support and services are required. In 2004, Cubic announced the expansion of its Card Services Group to pursue new commercial opportunities, and provide administrative and management services. The group will help transit agencies leverage their smart card-based fare collection systems by linking them with other transportation-related and third-party products and services such as parking, tolls, taxis, event ticketing, concessions, retail and security access control. In addition to standard maintenance services, Cubic now offers an array of Managed Services, including physically operating and maintaining the Nextfare™ Central System and communications network. Cubic also provides outsourced services for other functions that are intertwined with the back-office system, including technical help desk, customer call center, card production, card distribution, financial clearing and settlement, and multi-application support.

In further support of its vision and strategy to create fully integrated regional ticketing systems with extended capabilities beyond fare collection, Cubic acquired Traf-Park Inc. of Quebec, Canada, a provider of automated parking systems. The group will focus on leveraging Cubic's smart card systems technology for additional commuter service applications to increase the utility of transit patrons' smart cards starting with parking. Traf-Park's current customer base includes mass transit operators, universities, hospitals, parking operators, museums, airports, hotels and exhibition centers.


Welcome
Public
Parking

Entry into the Parking Market
In further support of its vision and strategy to create fully integrated regional ticketing systems with extended capabilities, Cubic acquired Traf-Park Inc. of Quebec, Canada, a provider of automated parking systems.

Financial Statements

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our two primary businesses are in the defense and transportation industries. For the year ended September 30, 2004, 63% of sales were derived from defense, while 37% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the US and other nations around the world. The US Government remains our largest customer, accounting for approximately 50% of sales in 2004 compared to 44% in 2003 and 39% in 2002.

Cubic Defense Applications is a diversified supplier of constructive, live and virtual military training systems, services and communication products to the US Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our services are focused on training mission support, computer simulation training, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance. Our communications products are aimed at intelligence, surveillance, and search and rescue markets.

Cubic Transportation Systems develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Consolidated Overview

Fiscal 2004 sales grew to $722 million from $634 million in 2003, an increase of 14%, and the third consecutive year of double-digit sales growth. The 2003 sales represented a 13% increase over 2002 sales of $560 million. All of the sales growth in 2004 came from the defense segment, while transportation systems sales were at the same level in 2004 as in 2003 despite an expected $47 million decrease in revenues from the PRESTIGE contract in London. Nearly $40 million of the growth in fiscal 2004 defense sales came from the training systems business we acquired at the end of 2003. See the segment discussions following for further analysis of segment sales.

Operating income grew to $54.2 million in 2004 compared to $48.0 million in 2003, an increase of 13%. Operating income in 2003 had increased by 21% over 2002 operating income of $39.8 million. The increase in operating income came from both segments, with the larger increase coming from defense. Transportation operating income was boosted $6.3 million in the fourth quarter by the settlement of a dispute with a subcontractor on the PRESTIGE contract, but had virtually no impact on operating income for the full year, due to costs incurred in the first three quarters. Operating income was also impacted in the fourth quarter by a $6 million provision for a legal matter that arose from a contract with the government of Iran in 1977. While we are continuing to dispute the validity of the claim, an October 2004 court decision in a related case casts doubt on the likelihood we will ultimately prevail. See Note 10 to the financial statements for further details. While the original contract to which this matter relates was a defense systems contract, we have classified this loss provision separately in our segment reporting due to the remote connection of this matter to our current defense operations since the events in question occurred more than 25 years ago. See the segment discussions following for further details of segment operating results.

Net income was nearly the same in 2004 as in 2003, at $36.9 million ($1.38 per share) compared to $36.5 million ($1.37 per share). Net income in 2003 had grown by 24% over 2002 net income of $29.4 million ($1.10 per share). However, there are important differences in how the net income was generated between the three years. Approximately $2.3 million, after taxes, of the 2004 net income was from a gain on the sale of a life insurance policy in the third quarter. The loss provision for the Iran legal matter described above reduced 2004 net income in the fourth quarter by approximately $3.8 million after taxes. As discussed more fully under **Transportation Systems Segment** below, we settled a dispute with a former subcontractor, resulting in the former subcontractor agreeing to pay us damages, the 2004 impact of which was to approximately offset the costs of pursuing our claim. Approximately $5.3 million, after taxes, of the 2003 net income was from gains on the sale of two parcels of real estate in the second and third quarters, which were no longer used in the business. Net income in 2002 had included a fourth quarter tax benefit of $2.5 million. The following table summarizes the effects on our net income of these items and provides additional insight into our results of operations:

	2004	2003	2002
		(in millions)	
Earnings before certain identified items	$ 38.3	$ 33.7	$ 27.5
Gains on sale of assets	2.3	5.3	-
Provision for litigation (Iran)	(3.8)	-	-
Claim settlement (PRESTIGE)	6.9	-	-
Claim settlement costs (PRESTIGE)	(6.8)	(2.5)	-
Tax benefit	-	-	2.5
Facility closing costs	-	-	(0.6)
Net income as reported	$ 36.9	$ 36.5	$ 29.4

Without the items described above, net income would have grown by 13% in 2004 compared to 2003 and by about 23% from 2002 to 2003. These increases were the result of increased sales volume from the defense segment and improved operating performance from both segments, with the biggest increases coming from the defense business.

Gross margins improved to 23.9% in 2004 compared to 22.2% in 2003 and 23.9% in 2002. This improvement resulted primarily from the settlement reached with a subcontractor on the PRESTIGE contract, the impact of which is described more fully in the transportation segment section following.

Selling, general and administrative (SG&A) expenses were 14.8% of sales compared to 13.9% in 2003 and 15.3% in 2002. Higher SG&A expenses in the defense segment came primarily from the business acquired in September 2003 and due to an increase in selling expenses incurred in pursuit of new business opportunities. In the transportation systems segment the SG&A expense increase came primarily from legal, consulting and engineering support costs incurred related to a contractual dispute with a former subcontractor, which has now been settled. Fiscal 2003 SG&A spending decreased as a percentage of sales due to an increase in sales volume without a significant increase in SG&A spending.

Research and development (R&D) costs continued to be incurred primarily in connection with customer funded activities in 2004, while company sponsored R&D spending remained at about the same level as in 2003. We do not rely heavily on company sponsored R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required product development activity increased in 2004 to $51 million, compared to $46 million in 2003 and $41 million in 2002; however, these costs are included in cost of sales as they are directly related to contract performance.

As mentioned above, we realized a gain from the sale of a split-dollar life insurance policy in 2004 of $2.3 million after applicable income taxes of approximately $2.2 million. The gain from the sale of the policy was primarily realized in the third quarter, with a minor amount realized in the fourth quarter.

Interest and dividend income decreased in both 2004 and 2003, because of lower interest rates, and due to lower cash balances available for investment. Other income increased in 2004 primarily due to a gain on the sale of marketable securities after having decreased in 2003 due to lower rental income.

Our effective tax rate for 2004 was 34.4% of pretax income compared to 33.6% in 2003 and 28.1% in 2002. The overall effective rate increased from 2003 to 2004 due to a higher tax gain on the sale of the life insurance policy and reduced tax credits. Income tax expense in 2002 was unusually low due to a $2.5 million tax benefit realized during the fourth quarter. Our effective tax rate could be affected in future years by, among other factors, the mix of business between the US and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

In light of recent tax legislation that provides incentives for repatriation of capital to the US, we are currently evaluating the amount of capital we will require in Europe in the future and whether we might be able to take advantage of the provisions of the legislation by reinvesting some amount of capital in the United States. This decision will depend, in part, on the outcome of contract proposals we have submitted in Europe that is not yet known. Our policy is to not provide for US taxes on earnings from foreign operations because our intention is to grow our business in those foreign locations and we, therefore, consider the earnings to be indefinitely reinvested. However, if we were to decide to reinvest a portion of this capital in the US, we believe the related tax liability would not have a material impact on our results of operations or financial position.

Defense Segment

Years ended September 30,	2004	2003	2002
		(in millions)	
Defense Segment Sales			
Communications and electronics	$ 65.5	$ 55.0	$ 59.0
Training systems	181.6	161.2	113.5
Government services	205.8	148.9	141.9
	$ 452.9	$ 365.1	$ 314.4
Defense Segment Operating Income			
Communications and electronics	$ 6.6	$ 4.2	$ 3.7
Training systems	14.6	12.3	5.0
Government services	13.3	8.1	9.2
	$ 34.5	$ 24.6	$ 17.9

Defense sales in 2004 grew to $453 million from $365 million in 2003, a 24% increase. Growth in defense sales was 16% from 2002 to 2003. Of the increase in 2004 sales, nearly $40 million came from the Simulation Systems Division (SSD) acquired in September 2003, which is included with training systems in the foregoing table. Not including SSD, overall defense sales increased 13% from 2003 to 2004. This growth came despite a decrease of nearly $20 million in training systems sales, other than from SSD, due primarily to a decline in air combat training sales from the 2003 level. Activity on the major new air combat training contract we won in 2003 was still in the early stages in 2004, while several previous air combat training contracts were substantially completed in the first quarter of 2004. MILES sales also decreased in 2004, but this decrease was more than offset by higher sales from ground combat training systems. Training systems sales increased 42% in 2003 because of new orders for MILES products and air combat training systems. Communications and electronics business unit sales were also higher in 2004 because of a contract we won in 2003 to develop a common data link subsystem (CDLS) for the US Navy. Communications and electronics sales decreased by 7% in 2003 from the 2002 level. Government services sales increased by $57 million in 2004, a 38% increase. More than half of this increase came from a service contract at the Joint Readiness Training Center in Louisiana, due to a high level of activity related to the conflict in Iraq. Future sales volume from this contract will depend on customer requirements which are yet to be determined. Even without this one contract, government services sales grew by 20% in 2004, after having increased by 5% in 2003.

Operating income in the defense segment was up by 40% in 2004, following an increase of 37% in 2003. Higher operating income came from all three business units, with the most significant increase in 2004 coming from government services.

Operating income in communications and electronics improved in 2004 over 2003 primarily because 2003 was impacted by a loss provision of $3 million related to our investment in new communications technology for the Navy CDLS contract. In addition, communications and electronics operating income was bolstered in 2004 by performance on another data link contract with a foreign customer which has now been substantially completed. Avionics products, such as personnel locator systems, generated higher operating income in 2004; however, this was offset by operating losses from the surveillance receiver product line. Operating income in communications and electronics improved in 2003 over the 2002 level because of improved performance from the surveillance receiver product line.

The newly acquired SSD added $2.3 million to training systems operating income in 2004. Without SSD, training systems operating income would have been up slightly from the 2003 level despite lower sales volume. Higher operating income from ground combat training systems in 2004 more than offset the profit impact of lower sales volume from air combat training systems and MILES products. Operating income in 2003 from training systems increased substantially over the 2002 level due to increased sales and higher profit margins from both air combat training systems and MILES products. Training systems operating income was also impacted in 2003 by cost growth of nearly $3 million on a contract which included the development of new ground combat training technology, however, this was offset by the reversal of a reserve related to the MILES 2000 contract that was no longer required due to the settlement of remaining contractual and financial issues.

Government services operating income improved in 2004 compared to 2003 primarily because of higher sales volume but also because of improved performance from operations and maintenance (O&M) contracts. The O&M business recorded a loss in 2003 on one particular contract which experienced cost growth in 2003, but was completed early in 2004. Operating income as a percentage of sales in 2004 returned to the level it had been in 2002.

Transportation Systems Segment

Transportation systems sales remained at the same level in 2004 as 2003 at $253 million, after having increased by 10% in 2003. Transportation systems sales in North America and Australia and transportation service sales in Europe were considerably higher in 2004; however, these increases were offset by an expected $47 million decrease in revenues from the PRESTIGE contract between 2003 and 2004. We view this decrease in reliance on a single customer as a positive trend for the transportation segment and anticipate further growth of the transportation business outside of the UK. In addition, we anticipate additional orders in the UK for the next several years related to the rollout of the Oyster™card and other system enhancement opportunities. The long-term prospects for growth in the UK market remain very strong as well as for the European continent, North America and the Far East. The sales increase in 2003 over 2002 was the result of new contracts awarded in recent years in North America, as well as sales growth from the PRESTIGE contract.

Transportation systems operating income increased 16%, from $24.4 million in 2003 to $28.2 million in 2004 after having increased 5% in 2003 from the 2002 level of $23.3 million. The increased operating income in 2004 resulted from higher sales and operating income on service contracts in Europe and from a contract in the Far East. Profit margins on certain contracts in North America were unfavorably affected by our investment in the development of new software technologies for common fare collection solutions and the difficulties inherent in the integration of these new technologies into actual fare collection systems. This integration effort is continuing and, although no significant further growth in these costs is anticipated, profit margins on these contracts will continue to be low through fiscal 2005.

In October 2004, we reached a settlement agreement with a former subcontractor on the PRESTIGE contract, whereby the subcontractor paid us £10 million (approximately $18 million) for unspecified damages, but which we view as partial reimbursement of costs we had incurred due to their failure to perform. The former subcontractor had previously filed a claim against us alleging wrongful termination, but these charges were dropped as a part of the settlement agreement. Although this payment did not cover all of the additional costs we incurred, we believe that it was in our best interests to avoid a protracted legal battle which could cost more than any additional amount we might eventually have recovered. Although this payment was not received until October 2004, after the end of our fiscal year, accounting principles related to long-term contract accounting require that this type of subsequent event be accounted for in the previous period if the event is known prior to the issuance of the financial statements. Therefore, we recorded a receivable from the former subcontractor as of September 30, 2004, which is included in trade and other receivables on the consolidated balance sheet, and reduced cost of sales for this project, thereby increasing the overall profit margin. The result of recording this settlement was to increase operating income in the fourth quarter by approximately $9.9 million, based on the percentage completion of the project as of September 30, 2004. The remaining profit improvement from this settlement will be realized throughout the remaining 11 year life of the contract as the percentage completion increases. In pursuing this claim settlement, we incurred approximately $9.7 million during fiscal 2004 for legal and consulting fees and for our own employees' time diverted to this effort. Therefore, the net effect on operating income in 2004 from this settlement and the associated costs was minimal, although operating income in the fourth quarter was increased by approximately $6.3 million.

Backlog

Funded backlog increased in 2004 to $1.2 billion from the 2003 level of $1.0 billion, while total backlog remained at $1.5 billion. The biggest increase in defense funded backlog was in training systems, due to contracts we won for ground combat training systems in the Far East and Middle East and a simulator contract with the US Government. In transportation systems we reclassified backlog related to the final five years of the seventeen year PRESTIGE contract to the funded category due to the completion of the initial system in 2004. We believe the system completion substantially reduces any risk that the customer might cancel the last five years of the contract, which they would have been entitled to do if they were not satisfied with our performance. Although transportation systems total backlog decreased somewhat in 2004, we continue to pursue several large transportation system opportunities which we anticipate being awarded to us, thereby increasing backlog in fiscal 2005.

Not reflected in the backlog amounts below, because they are IDIQ contracts, are two significant defense contracts with the US Government that were awarded during 2003. One is a 10-year contract with a ceiling value of $525 million to develop and deliver the next-generation of rangeless air-to-air and air-to-ground combat training systems. We have received some small orders under this contract and expect that the customer will order most of the systems specified by this contract from us over the next nine years.

The second major IDIQ contract awarded during 2003 is one where Cubic and four other companies are performing research-and-development services for the US Government aimed at reducing threats to national defense and homeland security from weapons of mass destruction. The five companies will share a total of up to $1.26 billion in task orders and to-date we have received some small orders. The initial term of this contract is five years, with an option for a five-year extension.

September 30,	2004	2003
	(in millions)	
Total backlog		
Transportation systems	$ 733.9	$ 761.9
Defense		
Communications and electronics	61.5	68.8
Training systems	317.6	267.3
Government services	377.0	406.9
Total defense	756.1	743.0
Total	$ 1,490.0	$ 1,504.9
Funded backlog		
Transportation systems	$ 733.9	$ 620.2
Defense		
Communications and electronics	61.5	68.8
Training systems	317.6	267.3
Government services	72.7	52.0
Total defense	451.8	388.1
Total	$ 1,185.7	$ 1,008.3

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the US Government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised, nor are IDIQ contracts until an order is received.

Business Acquisition

In late September 2003, we acquired all the shares of Orlando, Florida-based ECC International Corporation (ECC) for $43.9 million. Most of the purchase price was paid in fiscal 2003; however, approximately $5 million was not paid until October 2003 and is included in our cash flows for fiscal 2004. In August 2004, we acquired a small automated parking systems company in Montreal, Canada, called Traf-Park, for $2.1 million in cash. This is a strategic acquisition which we believe will augment our product offerings to large regional transit customers.

New Accounting Standards

Revised FASB Interpretation No. 46 (FIN 46-R), "*Consolidation of Variable Interest Entities,*" was issued in December 2003 and became effective in the quarter ended March 31, 2004. To date, we have not invested in any variable interest entities for which we are the primary beneficiary and, therefore, we have concluded that the adoption of FIN 46-R had no impact on our financial position or results of operations.

Liquidity and Capital Resources

Growth in unbilled accounts receivable resulted in negative cash flows from operations in both 2004 and 2003 of $28 million and $26 million, respectively, compared to positive cash flows from operations of $17 million in 2002. Operating cash flows from the defense segment were positive in all three years, while transportation systems operating cash flows have been negative the past two years. Defense operating cash flows in 2004 were only slightly positive despite the growth in operating income, due to an increase in working capital in support of the 24% sales increase. Although the sales growth caused accounts receivable to grow by $28 million in 2004, the level of working capital utilized in our defense business compares favorably to benchmark data from similar defense companies and we consider the level of receivables in defense to be within the normal range.

Conversely, growth in unbilled accounts receivable over the past two years in the transportation business has resulted in the negative cash flows from operations. In fiscal 2003, $55 million of the $94 million increase in accounts receivable was from the PRESTIGE project. However, not including the receivable related to the claim settlement, accounts receivable from the PRESTIGE project decreased nearly $6 million in 2004. In addition to the $18 million received subsequent to September 30, 2004 from the claim settlement, we expect cash flows from this contract to be positive for the remaining life of the contract. Other than the PRESTIGE project, four contracts in North America account for the majority of the increase in accounts receivable and the negative cash flows in 2003 and 2004. Milestone payments on all of these contracts have been delayed due to the difficulties we have had with the integration of new software technologies into these fare collection systems. We had previously expected to be past these difficulties by this time and continue to anticipate completion of the remaining tasks and collection of the delayed milestone payments in fiscal 2005. The collectibility of these amounts is not in question and the additional costs associated with the delay have been taken into account in the calculation of the percentage completion of these contracts.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. Of this balance, $30 million and $27 million at September 30, 2004 and 2003, respectively, related to the PRESTIGE project.

In addition to the $85 million increase in accounts receivable reflected on the Consolidated Statement of Cash Flows for 2004, current and long-term accounts receivable increased by another $11 million from September 30, 2003 to September 30, 2004. This is principally due to an increase from foreign currency translation.

As described in the acquisitions section above, cash in the amount of $5 million was used in 2004 for the remaining amount due from the acquisition of ECC in September 2003 and $2.1 million for a small acquisition made in August 2004.

Cash flows from other investing activities in 2004 included a $14 million cash receipt from the sale of the split-dollar life insurance policy described in

Note 9 to the Consolidated Financial Statements. In 2003, investing activities included $12 million in proceeds from two sales of real estate which were no longer used in the business. In addition, a net amount of $3 million was used to purchase marketable securities, which were available for sale as of September 30, 2004, and $7 million was invested in property, plant and equipment.

During 2004, we obtained a mortgage on our newly refurbished facility in the UK and used the proceeds to repay $6 million of short-term borrowings made in fiscal 2003 in the UK. We borrowed $9 million in New Zealand in 2004 on a short-term basis to fund working capital growth in our defense subsidiary in that country and borrowed $16 million in the US on a short-term basis to fund domestic working capital requirements. Other financing activities included scheduled debt payments of $2 million and the payment of $4 million in dividends to shareholders (16 cents per share).

Accumulated other comprehensive income improved by $10.8 million in 2004 primarily because of favorable foreign currency translation adjustments of $8.8 million, but also due to a reduction in the minimum liability for our pension plan of $2.6 million. This leaves a positive balance of $10.1 million in accumulated other comprehensive income as of September 30, 2004 compared to a negative balance of $0.7 million at September 30, 2003.

Our pension plan under-funded balance improved slightly from the September 30, 2003 balance of $36 million to a September 30, 2004 balance of $34 million. The plan assets generated a healthy return again this year and, together with increased employer contributions, more than offset growth in the net benefit obligation. Pension expense increased from $9.1 million in 2003 to $9.7 million in 2004, and is expected to remain at approximately the same level in 2005. We contributed $10.5 million to the plans in 2004 and expect to make contributions of about $9 million during fiscal 2005.

Our net deferred tax asset was $18 million at September 30, 2004 compared to $19 million at September 30, 2003. Of these amounts, $4 million and $5 million at September 30, 2004 and 2003, respectively, resulted from the tax effect of recording an additional minimum pension liability. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $235 million and a current ratio of 2.3 at September 30, 2004. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangements we have in the UK and New Zealand, we have a committed short-term credit facility for working capital needs from a group of financial institutions in the US, aggregating $60 million. As of September 30, 2004, $16 million of this amount was used, leaving $44 million available. The short-term credit facility in the US expires in February 2005. We are discussing our ongoing financing needs with the financial institutions and expect that this line of credit will be renewed or replaced before it expires.

The following is a schedule of our contractual obligations outstanding as of September 30, 2004:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 56.1	$ 6.1	$ 12.1	$ 12.1	$ 25.8
Interest payments	15.7	3.2	4.3	3.8	4.4
Operating leases	18.3	5.7	6.5	3.8	2.3
Deferred compensation	6.9	0.6	0.6	0.6	5.1

Critical Accounting Policies, Estimates and Judgments

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill and pension costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition: Most of our business is derived from long-term development, production and system integration contracts which we account for consistent with the American Institute of Certified Public Accountants' (AICPA) audit and accounting guide, *Audits of Federal Government Contractors*, and the AICPA's Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. We consider the nature of these contracts, and the types of products and services provided when we determine the proper accounting for a particular contract. Generally we record long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. We have accounting policies in place to address these and other complex issues in accounting for long-term contracts.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements. Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Income Taxes: Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements. We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the United States for the foreseeable future. These undistributed earnings totaled approximately $59.0 million at September 30, 2004.

Valuation of Goodwill: We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	2004	2003
	(in millions)	
Defense systems and products	$ 17.5	$ 16.5
Defense services	9.7	9.7
Transportation systems	8.0	7.1
Total goodwill	$ 35.2	$ 33.3

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

Pension Costs: The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Cautionary Statement About Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the "safe harbor" created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or our future financial and/or operating performance are not historical and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity" and similar words or phrases or the negatives of these words or phrases. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, so you should not place undue reliance on any forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Consolidated Statements of Income

	Years Ended September 30,		
	2004	2003	2002
	(amounts in thousands, except per share data)		
Net sales	$ 722,012	$ 634,061	$ 559,604
Costs and expenses:			
Cost of sales	549,170	493,377	426,012
Selling, general and administrative expenses	107,139	87,888	85,459
Research and development	5,494	4,819	8,381
Provision for litigation	6,000	-	-
	667,803	586,084	519,852
Operating income	54,209	47,977	39,752
Other income (expenses):			
Gain on sale of assets	4,510	8,448	-
Interest and dividends	431	1,161	2,266
Interest expense	(4,658)	(3,659)	(3,538)
Other income	1,813	1,106	2,441
Income before income taxes	56,305	55,033	40,921
Income taxes	19,394	18,514	11,484
Net income	$ 36,911	$ 36,519	$ 29,437
Basic and diluted net income per common share	$ 1.38	$ 1.37	$ 1.10
Average number of common shares outstanding	26,720	26,720	26,720

See accompanying notes.

Consolidated Balanced Sheets

	September 30,	
	2004	2003
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 10,622	$ 22,370
Marketable securities, available-for-sale	6,200	2,994
Accounts receivable:		
Trade and other receivables	29,771	11,476
Long-term contracts	314,286	240,598
Allowance for doubtful accounts	(860)	(1,053)
	343,197	251,021
Inventories	23,967	24,922
Deferred income taxes	15,816	16,212
Prepaid expenses and other current assets	13,494	10,751
TOTAL CURRENT ASSETS	413,296	328,270
LONG-TERM CONTRACT RECEIVABLES	33,000	29,200
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	15,039	15,016
Buildings and improvements	39,660	38,283
Machinery and other equipment	81,029	80,935
Leasehold improvements	3,155	2,799
Accumulated depreciation and amortization	(86,524)	(84,761)
	52,359	52,272
OTHER ASSETS		
Deferred income taxes	2,108	2,781
Goodwill	35,173	33,311
Miscellaneous other assets	6,988	14,392
	44,269	50,484
TOTAL ASSETS	$ 542,924	$ 460,226

See accompanying notes.

	September 30,	
	2004	2003
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	$ 25,048	$ 6,254
Trade accounts payable	28,317	25,222
Customer advances	51,182	40,422
Accrued compensation	28,651	26,013
Accrued pension liability	8,618	10,494
Other current liabilities	25,007	23,581
Income taxes payable	5,908	6,064
Current maturities of long-term debt	6,057	1,429
TOTAL CURRENT LIABILITIES	178,788	139,479
LONG-TERM DEBT	50,037	47,142
OTHER LIABILITIES		
Accrued pension liability	9,009	12,175
Deferred compensation	6,323	6,138
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value:		
Authorized--50,000,000 shares		
Issued--35,664,729 shares, outstanding--26,719,845 shares	234	234
Additional paid-in capital	12,123	12,123
Retained earnings	312,381	279,746
Accumulated other comprehensive income (loss)	10,095	(745)
Treasury stock at cost--8,944,884 shares	(36,066)	(36,066)
	298,767	255,292
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 542,924	$ 460,226

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share amounts)	Comprehensive Income	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Additional Paid-in Capital	Common Stock
October 1, 2001		$ (36,063)	$ (6,494)	$ 221,095	$ 12,123	$ 234
Comprehensive income:						
Net income	$ 29,437	-	-	29,437	-	-
Unrealized holding losses on marketable securities	(115)	-	(115)	-	-	-
Additional minimum pension liability	(8,921)	-	(8,921)	-	-	-
Foreign currency translation adjustment	5,434	-	5,434	-	-	-
Comprehensive income	$ 25,835					
Cash dividends paid -- $.133 per share of common stock		-	-	(3,564)	-	-
Treasury stock purchases		(3)	-	-	-	-
September 30, 2002		(36,066)	(10,096)	246,968	12,123	234
Comprehensive income:						
Net income	$ 36,519	-	-	36,519	-	-
Unrealized holding gains on marketable securities	57	-	57	-	-	-
Reduction of minimum pension liability	1,581	-	1,581	-	-	-
Foreign currency translation adjustment	6,918	-	6,918	-	-	-
Net unrealized gains from cash flow hedges	795	-	795	-	-	-
Comprehensive income	$ 45,870					
Cash dividends paid -- $.14 per share of common stock		-	-	(3,741)	-	-
September 30, 2003		(36,066)	(745)	279,746	12,123	234
Comprehensive income:						
Net income	$ 36,911	-	-	36,911	-	-
Realized gains on marketable securities	(160)	-	(160)	-	-	-
Reduction of minimum pension liability	2,568	-	2,568	-	-	-
Foreign currency translation adjustment	8,788	-	8,788	-	-	-
Net unrealized losses from cash flow hedges	(356)	-	(356)	-	-	-
Comprehensive income	$ 47,751					
Cash dividends paid -- $.16 per share of common stock		-	-	(4,276)	-	-
September 30, 2004		$ (36,066)	$ 10,095	$ 312,381	$ 12,123	$ 234

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended September 30,		
	2004	2003	2002
		(in thousands)	
Operating Activities:			
Net income	$ 36,911	$ 36,519	$ 29,437
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,466	6,483	6,542
Deferred income taxes	52	5,405	2,327
Gain on sale of assets	(4,510)	(8,448)	-
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(84,727)	(93,687)	(19,451)
Inventories	2,638	6,256	134
Prepaid expenses	(3,327)	(4,934)	1,844
Accounts payable and other current liabilities	8,948	14,730	4,228
Customer advances	9,047	9,236	(816)
Income taxes	(129)	3,438	(7,860)
Other items - net	(556)	(1,115)	1,093
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(28,187)	(26,117)	17,478
Investing Activities:			
Acquisition of businesses, net of cash acquired	(7,141)	(33,949)	-
Proceeds from sale of assets	13,610	12,038	-
Proceeds from sale of marketable securities	35,094	5,900	6,975
Purchases of marketable securities	(38,300)	(8,488)	(6,975)
Purchases of property, plant and equipment	(6,949)	(8,184)	(13,004)
Other items - net	(784)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(4,470)	(32,683)	(13,004)
Financing Activities:			
Change in short-term borrowings	17,876	6,254	-
Proceeds from issuance of long-term debt	9,026	-	-
Principal payments on long-term debt	(1,902)	(1,429)	-
Purchases of treasury stock	-	-	(3)
Dividends paid to shareholders	(4,276)	(3,741)	(3,564)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	20,724	1,084	(3,567)
Effect of exchange rates on cash	185	1,430	912
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,748)	(56,286)	1,819
Cash and cash equivalents at the beginning of the year	22,370	78,656	76,837
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 10,622	$ 22,370	$ 78,656

See accompanying notes.

Note 1—Summary of Significant Accounting Policies

Organization and Nature of the Business: Cubic Corporation ("Cubic" or "the Company") designs, develops and manufactures products which are mainly electronic in nature, provides government services and services related to products previously produced by Cubic and others. The Company's principal lines of business are defense electronics and transportation fare collection systems. Principal customers for defense products and services are the United States and foreign governments. Transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into US dollars at year-end exchange rates. Statements of income and cash flows are translated at the average exchange rates for each year.

Cash Equivalents: The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: The Company has established guidelines pursuant to which its cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. Diversification is achieved by specifying maximum investments in each fund type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: Financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates the fair value because of the short-term maturity of these instruments. Receivables consist primarily of amounts due from US and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of its customers, the Company generally does not require collateral. The Company has limited exposure to credit risk as the Company has historically collected substantially all of its receivables from government agencies. The Company maintains no allowance for doubtful accounts for these customers and would only do so if it was warranted by changed circumstances.

Marketable Securities, Available-for-Sale: Marketable securities include highly liquid, investment grade, institutional money market debt and preferred stock instruments and are stated at fair market value. The net excess of fair market value over cost is included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method, which approximates current replacement cost. Work in process is stated at the actual production and engineering costs incurred to date, including applicable overhead, and is reduced by charging any amounts in excess of estimated realizable value to cost of sales. Although costs incurred for certain government contracts include general and administrative costs as allowed by government cost accounting standards, the amounts remaining in inventory at September 30, 2004 and 2003 were immaterial.

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Depreciation is provided in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, straight-line methods are used for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. Accelerated methods are used for machinery and equipment over estimated useful lives ranging from five to seven years. Provisions for depreciation of plant and equipment amounted to $6,979,000, $6,483,000, and $6,542,000 in 2004, 2003 and 2002, respectively.

Goodwill: Goodwill is evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current

NOTE 1—Summary of Significant Accounting Policies (continued)

period. To date there has been no impairment of the Company's recorded goodwill. The changes in the carrying amount of goodwill for the two years ended September 30, 2004 are as follows:

	Transportation Segment	Defense Segment	Total
	(in thousands)		
Balances October 1, 2002	$ 6,940	$ 12,710	$ 19,650
Goodwill acquired during the year	-	12,852	12,852
Foreign currency exchange rate changes	204	605	809
Balances September 30, 2003	7,144	26,167	33,311
Goodwill acquired during the year	176	-	176
Adjustments to purchase price	-	657	657
Foreign currency exchange rate changes	631	398	1,029
Balances September 30, 2004	$ 7,951	$ 27,222	$ 35,173

Impairment of Long-Lived Assets: The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in the facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets.

Comprehensive Income: Comprehensive income and its components are presented in the statement of changes in shareholders' equity. Accumulated comprehensive income (loss) consisted of the following:

September 30,	2004	2003
	(in thousands)	
Minimum pension liability	$ (7,042)	$ (9,610)
Foreign currency translation	16,698	7,910
Unrealized holding gains on marketable securities	-	160
Net unrealized gains from cash flow hedges	439	795
	$ 10,095	$ (745)

The minimum pension liability is shown net of tax benefits of $3,792,000 and $5,174,000 at September 30, 2004 and 2003, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

The net unrealized gain from cash flow hedges is shown net of tax liabilities of $236,000 and $327,000 in 2004 and 2003, respectively. The unrealized holding gains on marketable securities are shown net of tax liabilities of $85,000 as of September 30, 2003.

Revenue Recognition: Sales and profits under the Company's long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, are recognized using the cost-to-cost percentage of completion method of accounting. Sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, profit is not recognized until progress is demonstrated or contract milestones are reached.

Sales under cost-reimbursement type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings based on the ratio of costs incurred to the estimated total costs at completion. Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements.

Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Provisions are made on a current basis to fully recognize any anticipated losses on contracts. Cash received prior to revenue recognition is classified as customer advances on the balance sheet.

NOTE 1—Summary of Significant Accounting Policies (continued)

Earnings Per Share: Per share amounts are based upon the weighted average number of shares of common stock outstanding, after retroactive adjustments to reflect a 3-for-1 stock split which occurred in April 2002.

Derivative Financial Instruments: The Company's use of derivative financial instruments is limited to foreign exchange forward and option contracts used to hedge significant contract sales and purchase commitments that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment and to hedge net advances to foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors, and the value of foreign currency denominated receipts from customers. At September 30, 2004, the Company had foreign exchange contracts with a notional value of $86.2 million outstanding.

The Company accounts for derivatives pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the ineffective portion of a hedge, and changes in fair values of derivatives that are not considered highly effective hedges are immediately recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the underlying hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are subsequently recognized in earnings when the hedged item affects earnings. Ineffectiveness between the change in fair value of the derivatives and the change in fair value of hedged items was immaterial for the years ended September 30, 2004, 2003 and 2002. At September 30, 2004 net gains of $675,000 ($439,000 net of taxes) were recorded in accumulated other comprehensive income associated with cash flow hedging transactions.

Accounting Standards: Revised FASB Interpretation No. 46 (FIN 46-R), "*Consolidation of Variable Interest Entities,*" was issued in December 2003 and became effective in the quarter ended March 31, 2004. To date, the Company has not invested in any variable interest entities for which the Company is the primary beneficiary and, therefore, management has concluded that the adoption of FIN 46-R had no impact on its financial position or results of operations.

Use of Estimates: The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of the Company's long-term contracts, and the estimated rates of return and discount rates related to the Company's defined benefit pension plans. Actual results could differ from those estimates.

Risks and Uncertainties: The Company is subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, the Company is subject to audit of incurred costs related to many of its US Government contracts. These audits could produce different results than the Company has estimated; however, the Company's experience has been that its costs are acceptable to the government.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year classifications.

NOTE 2—Investment in Unconsolidated Subsidiary

The Company owns 37.5% of the common stock of Transaction Systems Limited (TranSys), an unconsolidated joint venture company in the United Kingdom. This joint venture company was formed to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), the purpose of which is to outsource most of the functions of the London Transport (LT) fare collection system for a period of seventeen years. In August 1998, TranSys was awarded the contract and began operations. Cubic and the other parties to the joint venture participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the joint venture partners and the joint venture provides for the pass-through of virtually all revenues from London Transport to the joint venture partners. As a result, TranSys has operated on a break-even basis and is expected to continue to do so. If TranSys were to eventually generate a net income or loss, the joint venture partners would share in this income or loss in accordance with their percentage ownership in the joint venture. The Company's investment in the joint venture is immaterial.

LT elected to finance the project through private financing rather than incurring public debt. Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. During the first four years of the project, through August 2002, the banks provided financing to TranSys totaling 200 million British pounds (approximately $362 million). Debt servicing began in 2003 and will continue until the debt is fully paid in 2013. This debt is guaranteed by LT and is nonrecourse to the joint venture partners.

NOTE 2—Investment in Unconsolidated Subsidiary (continued)

The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture, including LT, the banks and the joint venture partners. The joint venture partners have also provided similar performance guarantees to the same parties and to Cubic.

Summarized unaudited financial information for this unconsolidated joint venture is as follows:

September 30,	2004	2003
	(in millions)	
Balance Sheets:		
Cash	$ 37.5	$ 14.9
Other current assets	63.6	54.7
Noncurrent unbilled contract accounts receivable	274.6	270.7
Total Assets	$ 375.7	$ 340.3
Current liabilities	$ 31.3	$ 22.4
Long-term debt	344.4	317.9
Equity	-	-
Total Liabilities and Equity	$ 375.7	$ 340.3

Years ended September 30,	2004	2003	2002
		(in millions)	
Statement of Operations:			
Sales	$ 136.0	$ 109.6	$ 130.0
Operating profit	$ -	$ -	$ -
Net income	$ -	$ -	$ -

NOTE 3—Accounts Receivable

In 2004, trade and other receivables include the amount due under an agreement in which a former subcontractor agreed to pay the Company £10 million (approximately $18 million) for unspecified damages. Refer also to Note 10 – Legal Matters regarding this matter.

The components of accounts receivable under long-term contracts are as follows:

September 30,	2004	2003
	(in thousands)	
US Government Contracts:		
Amounts billed	$ 50,497	$ 31,217
Recoverable costs and accrued profits on progress completed--not billed	56,104	66,892
	106,601	98,109
Commercial Customers:		
Amounts billed	34,559	36,568
Recoverable costs and accrued profits on progress completed--not billed	206,126	135,121
	240,685	171,689
	347,286	269,798
Less estimated amounts not currently due--commercial customers	(33,000)	(29,200)
	$ 314,286	$ 240,598

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. As identified above, a portion of the amount not billed under commercial contracts is not expected to be collected within one year from September 30, 2004, and therefore, has been classified as a noncurrent asset. This amount relates primarily to the contract with TranSys for the PRESTIGE system in London. The customer has been paying the Company in accordance with the terms of the contract and it is expected that all amounts due under the contract will ultimately be collected. It is anticipated that substantially all of the unbilled portion of receivables identified as current assets will be billed and collected under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2005.

NOTE 4—Inventories

Inventories are classified as follows:

September 30,	2004	2003
	(in thousands)	
Finished products	$ 510	$ 593
Work in process	16,491	12,300
Materials and purchased parts	6,966	12,029
	$ 23,967	$ 24,922

NOTE 5—Financing Arrangements

Long-term debt consists of the following:

September 30,	2004	2003
	(in thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 commencing November 2004. Interest at 6.31% is payable semiannually in November and May.	$ 40,000	$ 40,000
Unsecured note payable to an insurance company, with annual principal payments of $1,429,000 due in November. Interest at 6.11% is payable semiannually in November and May.	7,143	8,571
Mortgage note from a UK financial institution, with quarterly installments of principal and interest at 6.5%	8,951	-
	56,094	48,571
Less current portion	(6,057)	(1,429)
	$ 50,037	$ 47,142

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture. As consideration for the performance guarantee, the Company has agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2004, the most restrictive covenant under these agreements leaves consolidated retained earnings of $108.5 million available for the payment of dividends to shareholders, purchases of the Company's common stock and other charges to shareholders' equity. To date, there have been no covenant violations and the Company believes it will be able to meet the covenant financial performance obligations described above.

The Company maintains a short-term borrowing arrangement totaling 10 million British pounds (equivalent to approximately $18.1 million) with a UK financial institution to help meet the short-term working capital requirements of its subsidiary, Cubic Transportation Systems Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand, and bear interest at the bank's base rate, as defined, plus one percent. At September 30, 2004, no amounts were outstanding under this borrowing arrangement.

The Company maintains a short-term borrowing arrangement totaling 20.1 million New Zealand dollars (equivalent to approximately $13.6 million) with a New Zealand financial institution to help meet the short-term working capital requirements of its subsidiary, Oscmar International Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand and bear interest at the bank's base rate plus one percent. At September 30, 2004, there was $9.0 million outstanding under this borrowing arrangement, bearing interest at 7.8%.

The Company has a $60 million revolving line of credit arrangement with a group of US banks. This line of credit expires in February 2005. As of September 30, 2004, the Company had $16 million outstanding under its committed line of credit in the US at an interest rate of 2.6%.

Maturities of long-term debt for each of the five years in the period ending September 30, 2009, are $6.1 million per year.

NOTE 5—Financing Arrangements (continued)

Interest paid amounted to $4.6 million, $3.7 million, and $3.5 million in 2004, 2003, and 2002, respectively.

As of September 30, 2004, the Company had letters of credit and bank guarantees outstanding totaling $52.4 million, which guarantee either the Company's performance or customer advances under certain contracts. In addition, the Company had financial letters of credit outstanding totaling $3.1 million as of September 30, 2004, which guarantee the Company's payment of certain self-insured liabilities. The Company has never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, the fair value of these instruments is estimated to be zero.

The Company's self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims primarily related to a business the Company sold in 1993. Under these arrangements, the Company self-insures only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $2.9 million and $4.6 million as of September 30, 2004 and 2003, respectively.

NOTE 6—Commitments

The Company leases certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2012. These leases, some of which may be renewed for periods up to 10 years, generally require the lessee to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $5.4 million, $3.5 million, and $3.8 million in 2004, 2003, and 2002, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2004 (in thousands):

2005	$	5,732
2006		3,943
2007		2,536
2008		2,201
2009		1,565
Thereafter		2,274
	$	18,251

NOTE 7—Income Taxes

Significant components of the provision for income taxes are as follows:

Years ended September 30,	2004	2003	2002
		(in thousands)	
Current:			
Federal	$ 11,069	$ 4,805	$ 3,108
State	2,516	2,587	1,735
Foreign	5,757	5,717	4,314
Total current	19,342	13,109	9,157
Deferred (credit):			
Federal	(298)	5,323	3,124
State	152	820	437
Foreign	198	(738)	(1,234)
Total deferred	52	5,405	2,327
Total income tax expense	$ 19,394	$18,514	$ 11,484

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2004	2003
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	$ 3,895	$ 3,397
Additional minimum pension liability	3,792	5,174
Long-term contracts and inventory valuation reductions	2,276	5,449
Allowances for loss contingencies	6,988	2,909
Deferred compensation	2,612	2,744
Net operating loss carryforwards	3,972	3,972
Other	3,952	3,279
Total deferred tax assets	27,487	26,924
Valuation allowance for deferred tax assets	(3,972)	(3,972)
Deferred tax assets	23,515	22,952
Deferred tax liabilities:		
Tax over book depreciation	1,304	137
Amortization of goodwill and intangibles	2,107	1,769
Prepaid expenses	1,224	894
State taxes	266	295
Other	690	864
Deferred tax liabilities	5,591	3,959
Net deferred tax asset	$ 17,924	$ 18,993

NOTE 7—Income Taxes (continued)

In September 2003, the Company acquired ECC International Corp. (ECC), which had a net operating loss carryforward (NOL) of approximately $10 million. The NOLs begin to expire in 2019 unless previously utilized. The associated deferred tax asset amounted to approximately $4 million at September 30, 2004, against which the Company has established a valuation allowance of $4 million. In the future, if the Company is able to determine that a tax benefit from the NOL will be realized, the valuation allowance will be reduced accordingly and credited against the goodwill balance recorded at acquisition.

The reconciliation of income tax computed at the US federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2004	2003	2002
		(in thousands)	
Tax at federal statutory rate	$ 19,707	$ 19,262	$ 14,322
State income taxes, net of federal tax benefit	1,734	2,215	1,412
Tax exempt interest and dividend income	(156)	(46)	(91)
Income exclusion on export sales	(946)	(945)	(536)
Nondeductible expenses	288	359	282
Reversal of deferred tax asset valuation reserve	-	-	(2,460)
Tax effect from foreign subsidiaries	(668)	(349)	(475)
Tax credits and other	(565)	(1,982)	(970)
	$ 19,394	$ 18,514	$ 11,484

The Company made income tax payments, net of refunds, totaling $18.7 million, $9.9 million, and $15.6 million in 2004, 2003, and 2002, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2004	2003	2002
		(in thousands)	
United States	$ 37,383	$ 40,318	$ 24,100
Foreign	18,922	14,715	16,821
Total	$ 56,305	$ 55,033	$ 40,921

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $59.0 million at September 30, 2004. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for US federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both US income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. Determination of the amount of unrecognized deferred US income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

In light of recent US tax legislation, the Company is currently evaluating the amount of capital it may require in Europe in the future and whether it might be able to take advantage of the provisions of the legislation by reinvesting some amount of capital in the United States. This decision will depend, in part, on the outcome of contract proposals the Company has submitted in Europe that is not yet known. If it decides to reinvest a portion of this capital in the US, the Company does not believe the related tax liability would be material.

The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. It does not have a history of significant adjustments to its tax accruals for these audits. The Company believes that its accruals for tax liabilities are adequate for the open years.

NOTE 8—Pension, Profit Sharing and Other Retirement Plans

The Company has profit sharing and other defined contribution retirement plans that provide benefits for most employees in the US. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over five years. A substantial portion of Company contributions to these plans is discretionary with the Board of Directors. Company contributions to the plans aggregated $9.9 million, $9.4 million and $8.7 million in 2004, 2003 and 2002, respectively.

NOTE 8—Pension, Profit Sharing and Other Retirement Plans
(continued)

Approximately one-half of the Company's nonunion employees in the US are covered by a noncontributory defined benefit pension plan. Approximately one-half of the Company's European employees are covered by a contributory defined benefit pension plan. The Company's funding policy provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. The following table sets forth changes in the benefit obligation and plan assets for these plans and the net amount recognized in the Consolidated Balance Sheets:

September 30,	2004	2003
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	$ 112,140	$ 92,085
Service cost	6,610	5,741
Interest cost	6,940	6,073
Plan amendments	165	52
Actuarial loss	3,892	7,615
Participant contributions	927	858
Gross benefits paid	(2,797)	(1,881)
Foreign currency exchange rate changes	2,851	1,597
Net benefit obligation at the end of the year	130,728	112,140
Change in plan assets:		
Fair value of plan assets at the beginning of the year	76,141	57,793
Actual return on plan assets	10,332	11,871
Employer contributions	10,494	6,585
Participant contributions	927	858
Gross benefits paid	(2,797)	(1,881)
Administrative expenses	(495)	(121)
Foreign currency exchange rate changes	1,871	1,036
Fair value of plan assets at the end of the year	96,473	76,141
Net amount recognized:		
Funded status	(34,255)	(35,999)
Unrecognized net actuarial loss	27,463	28,145
Unrecognized prior service cost	190	47
Net amount recognized	$ (6,602)	$ (7,807)

September 30,	2004	2003
	(in thousands)	
Amounts recognized in the Consolidated Balance Sheets:		
Accrued benefit cost	$ (6,602)	$ (7,807)
Additional minimum liability	(11,025)	(14,831)
Deferred tax asset	3,792	5,174
Intangible asset	191	47
Accumulated other comprehensive loss	7,042	9,610
Net amount recognized	$ (6,602)	$ (7,807)
Information for pension plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 130,728	$ 112,140
Accumulated benefit obligation	113,883	98,169
Fair value of plan assets	96,473	76,141

Components of net periodic benefit cost:

Years ended September 30,	2004	2003	2002
		(in thousands)	
Service cost	$ 7,129	$ 5,741	$ 5,024
Interest cost	7,512	6,073	5,496
Expected return on plan assets	(7,110)	(4,989)	(5,097)
Amortization of:			
Prior service cost	23	4	(2)
Actuarial (gain) loss	2,098	2,238	400
Administrative expenses	94	82	185
Net pension cost	$ 9,746	$ 9,149	$ 6,006

Assumptions

Years ended September 30,	2004	2003	2002
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	6.0%	6.0%	6.4%
Rate of compensation increase	4.1%	4.0%	4.6%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	6.0%	6.4%	7.2%
Expected return on plan assets	8.2%	8.3%	8.3%
Rate of compensation increase	4.0%	4.6%	4.9%

NOTE 8—Pension, Profit Sharing and Other Retirement Plans
(continued)

The Company's pension plans weighted average asset allocations by asset category as of September 30 were as follows:

	2004	2003
Equity securities	77%	83%
Debt securities	17%	12%
Real estate	4%	3%
Other	2%	2%
Total	100%	100%

The Company has the responsibility to formulate the investment policies and strategies for the plans' assets. The overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve the benefit security for the plans' participants, and minimize the necessity of Company contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

The Company does not involve itself with the day-to-day operations and selection process of individual securities and investments, and, accordingly, has retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. The Company provides each investment manager with specific investment guidelines relevant to its asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2004:

Asset Category	Allocation Range
Equity securities	50% to 85%
Debt securities	10% to 60%
Other, primarily cash and cash equivalents	0% to 15%

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2004 and 2003.

The Company expects to contribute $8.6 million to its pension plans in 2005.

Estimated future benefit payments

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	$ 4,380
2006	4,753
2007	5,225
2008	5,714
2009	6,253
2010-2014	41,974

NOTE 9—Related Party Transaction

In 1992, the Company and a trust established by Walter J. Zable, CEO of the Company, and Mrs. Zable agreed that the Company would make advances of premiums payable on a split-dollar life insurance policy purchased by the trust on the life of Mrs. Zable. In December 2003, the agreement was terminated and the Company became the sole owner and beneficiary of the policy. The Company agreed to reimburse the trust for premiums it paid on the policy if the policy should be sold by the Company for more than the cash value of the policy and to share with the trust any gain on the sale in proportion to premiums paid by each party. During the quarter ended June 30, 2004, the Company sold the policy to two unrelated parties for approximately $14.8 million, net of broker commissions. Of this amount $1.2 million was paid to the Zable family trust as reimbursement for premiums paid and its proportional share of the gain on the sale. The remainder of the proceeds, totaling $13.6 million was retained by the Company, generating a gain on the sale of $4.5 million, before applicable income taxes. Due to a different tax basis in the policy than book basis, applicable income taxes are estimated to be $2.2 million, yielding a net gain after taxes of $2.3 million.

NOTE 10—Legal Matters

In October 2003, a former subcontractor of ECC sued ECC in the United States District Court in Orlando, Florida seeking $15 million in compensatory and $10 million in punitive damages. The suit claimed that ECC breached a non-competition covenant, misappropriated trade secrets and wrongfully terminated its subcontract. In February 2004, the Company settled this dispute for $500 thousand, $250 thousand of which was paid immediately, with the remainder due in 2005. Due to the fact that this liability existed as of the date of the acquisition of ECC, the settlement was treated as an adjustment to the purchase price and accordingly was added to goodwill, net of the tax effect.

During the quarter ended March 31, 2003, a former subcontractor to the Company on the PRESTIGE project in London filed a claim against the Company under arbitration provisions of the subcontract, alleging wrongful termination. In July 2003 the Company filed its defense and a counterclaim with the arbitrator. In October 2004, a settlement agreement was reached in which the former subcontractor paid the Company £10 million (approximately $18 million) for unspecified damages, with each party being responsible for its own legal costs. Although this payment was not received until October 2004, after the end of the fiscal year, accounting principles related to long-term contract accounting require that this type of subsequent event be accounted for in the previous period if the event is known prior to the issuance of the financial statements. Therefore, a receivable from the former subcontractor was recorded as of September 30, 2004 which is included in trade and other receivables on the consolidated balance sheet, with a corresponding reduction of cost of sales for this project, thereby increasing the overall profit margin. The result of recording this settlement was to increase operating income in the fourth quarter by approximately $9.9 million, based on the percentage completion of the project as of September 30, 2004.

In 1991, the government of Iran commenced an arbitration proceeding against the Company seeking $12.9 million for reimbursement of payments made for equipment that was to comprise an Air Combat Maneuvering Range pursuant to a sales contract and an installation contract executed in 1977, and an additional $15 million for unspecified damages. The Company contested the action and brought a counterclaim for compensatory damages of $10.4 million. In May 1997, the arbitral tribunal awarded the government of Iran a decision in the amount of $2.8 million, plus simple interest at the rate of 12% per annum from September 21, 1991 through May 5, 1997. In December 1998, the United States District Court granted a motion by the government of Iran confirming the arbitral award but denied Iran's request for additional costs and interest. Both parties have appealed. On October 8, 2004, the 9th Circuit Court of Appeals issued a decision in the case of two interveners who are attempting to claim an attachment on the amount that was awarded to Iran in the original arbitration. The Court denied one of the intervener's liens but confirmed the second one's lien. Under current United States law and policy, any payment to the Revolutionary Government of Iran must first be licensed by the US Government. The issuance of such a license has not been requested, and the Company is unaware of the likelihood of the US Government granting such a license. However, in its decision on the interveners' case, the Court expressed the opinion that a license would not be necessary for the Company to pay the intervener. The Company is continuing to pursue its appeal and believes that a license from the US Government would be required to make any payment to or on behalf of Iran. However, in light of the Court's decision in this related case, the Company has established a reserve of $6 million for its estimated potential liability, including accrued interest at 5%, in the quarter ended September 30, 2004.

NOTE 11—Business Segment Information

Description of the types of products and services from which each reportable segment derives its revenues:

The Company has two primary business segments: transportation systems and defense. The transportation systems segment designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. The defense segment performs work under US and foreign government contracts relating to electronic defense systems and equipment, computer simulation training, development of training doctrine, and field operations and maintenance. Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, avionics systems, power amplifiers and receivers.

NOTE 11—Business Segment Information *(continued)*

Measurement of segment profit or loss and segment assets:

The Company evaluates performance and allocates resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify the Company's reportable segments:

The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop and manufacture distinct products with different customer bases.

Years ended September 30,	2004	2003	2002
		(in millions)	
Sales:			
Transportation systems	$ 253.5	$ 253.4	$ 230.7
Defense	452.9	365.1	314.4
Other	15.6	15.6	14.5
Total sales	$ 722.0	$ 634.1	$ 559.6
Operating income:			
Transportation systems	$ 28.2	$ 24.4	$ 23.3
Defense	34.5	24.6	17.9
Provision for litigation	(6.0)	-	-
Unallocated corporate expenses and other	(2.5)	(1.0)	(1.4)
Total operating income	$ 54.2	$ 48.0	$ 39.8
Assets:			
Transportation systems	$ 241.1	$ 186.7	$ 118.0
Defense	245.0	220.5	144.8
Corporate and other	56.9	53.0	111.7
Total assets	$ 543.0	$ 460.2	$ 374.5

Business segment financial data is as follows:

Years ended September 30,	2004	2003	2002
		(in millions)	
Depreciation and amortization:			
Transportation systems	$ 2.5	$ 2.3	$ 2.4
Defense	4.6	3.6	3.5
Corporate and other	0.4	0.6	0.6
Total depreciation and amortization	$ 7.5	$ 6.5	$ 6.5
Expenditures for long-lived assets:			
Transportation systems	$ 2.6	$ 5.3	$ 10.9
Defense	4.1	1.9	1.8
Corporate and other	0.2	1.0	0.3
Total expenditures for long-lived assets	$ 6.9	$ 8.2	$ 13.0
Geographic Information:			
Sales (a):			
United States	$ 494.5	$ 414.6	$ 327.3
United Kingdom	120.3	147.4	161.0
Canada	30.7	18.2	14.6
Far East	29.3	13.4	16.1
Other	47.2	40.5	40.6
Total sales	$ 722.0	$ 634.1	$ 559.6

(a) Sales are attributed to countries or regions based on the location of customers.

Long-lived assets, net:			
United States	$ 41.4	$ 50.2	$ 40.8
United Kingdom	13.9	13.3	12.7
Other foreign countries	2.6	1.3	0.9
Total long-lived assets, net	$ 57.9	$ 64.8	$ 54.4

Defense segment sales include $360.3 million, $281.9 million and $216.6 million in 2004, 2003 and 2002, respectively, of sales to US Government agencies. No other single customer accounts for 10% or more of the Company's revenue.

NOTE 12—Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended September 30, 2004 and 2003.

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2004				
Net sales	$ 171,032	$ 175,184	$ 190,829	$ 184,967
Gross profit	35,985	40,319	43,126	53,412
Net income	7,466	8,320	11,718	9,407
Net income per share	0.28	0.31	0.44	0.35
Fiscal 2003				
Net sales	$ 148,356	$ 167,157	$ 157,950	$ 160,598
Gross profit	31,985	33,454	35,977	39,268
Net income	6,670	11,246	10,129	8,474
Net income per share	0.25	0.42	0.38	0.32

Report of Management

The Company's management is responsible for the preparation and integrity of the financial information contained in this annual report. Management is also responsible for maintaining a system of internal financial controls designed to provide reasonable assurance that financial records are adequate and can be relied upon to produce consolidated financial statements in accordance with generally accepted accounting principles. Management has assessed its system and believes these financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and the other financial information in this annual report is consistent with these statements. In preparing the financial statements, management makes informed judgements and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

The system of internal financial controls is supported by written policies and guidelines, by careful selection and training of financial management personnel, and by an internal audit staff which coordinates its activities with the Company's independent auditors. To foster a strong ethical climate in the conduct of the Company's affairs, the Company has embodied a code of ethics in its Corporate policies which are publicized throughout the Company. This code of ethics addresses, among other things, compliance with all laws and the accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

The Audit and Compliance Committee of the Board of Directors is composed entirely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to discuss internal accounting controls, the quality of financial reporting and other relevant matters. Financial management, as well as the internal auditors and the independent auditors, have full and free access to the Audit and Compliance Committee.



Walter J. Zable
Chairman of the Board
President and Chief Executive Officer



William W. Boyle
Senior Vice President and
Chief Financial Officer



Mark A. Harrison
Vice President and
Corporate Controller

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with US generally accepted accounting principles.

Ernst + Young LLP

San Diego, California
November 24, 2004

Shareholder Information

Listing

American Stock Exchange

Symbol

CUB

Shareholders of Record at September 30, 2004

1,200

Registrar and Transfer Agent

American Stock Transfer and Trust Company

Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, website or email:

- Shareholder services (800) 937-5449
- www.amstock.com
- www.info@amstock.com

Auditors

Ernst & Young LLP

Stock Options

Under the 1998 Stock Option Plan, there were available for grant at the beginning and close of fiscal 2004 2,986,500 shares.

Cubic's Shareholder Communications

Website

www.cubic.com

Click on "Investor Info" for

- Corporate governance information
- Company ethics policy
- Contact information
- Annual report

Investor Line

(858) 505-2222

Annual Meeting

The 2005 Annual Meeting will be held in the main conference room at the headquarters of the Company.

Location

Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Date and Time

February 8, 2005
11:00 a.m. PST

Shareholders of record on December 30, 2004 are being sent formal notice of the meeting, together with the proxy form and statement.

Cubic will furnish its 2004 Annual Report on Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or email.

Mailing Address

Investor Relations
Diane L. Dyer
9333 Balboa Avenue
San Diego, California 92123

Email Address

www.investor.relations@cubic.com

Directors and Officers

Directors

WALTER J. ZABLE
Director
Chairman of the Board, President and Chief Executive Officer
(Executive Committee)

WALTER C. ZABLE
Director
Chairman - Cubic Transportation Systems
(Executive Committee)

RICHARD C. ATKINSON
Director
President Emeritus University of California
(Audit and Compliance Committee, Qualified Legal Compliance Committee)

WILLIAM W. BOYLE
Director
Senior Vice President and Chief Financial Officer
(Executive Committee)

RAYMOND L. DEKOZAN
Director
Senior Group Vice President

ROBERT T. MONAGAN
Director
Counselor
(Executive Compensation Committee, Nominating Committee, Audit and Compliance Committee, Qualified Legal Compliance Committee)

RAYMOND E. PEET
Director
Vice Admiral, USN, Retired
(Executive Committee, Nominating Committee, Audit and Compliance Committee, Executive Compensation Committee, Qualified Legal Compliance Committee)

ROBERT S. SULLIVAN
Director
Dean of the Rady School of Management, University of California, San Diego
(Executive Compensation Committee)

ROBERT D. WEAVER
Director
President, Chief Operating Officer, Chief Financial Officer
Crown Bolt, Inc.
(Audit and Compliance Committee)

Officers

MICHAEL W. DAVID
Vice President - International Business

GERALD R. DINKEL
Vice President
Chief Executive Officer - Defense Applications Group

MARK A. HARRISON
Vice President and Corporate Controller
(Principal Accounting Officer)

WILLIAM L. HOESE
Corporate Secretary - Assistant General Counsel

DANIEL A. JACOBSEN
Vice President - Audit

RICHARD A. JOHNSON
Vice President
Chief Executive Officer - Transportation Group

KENNETH A. KOPF
Vice President and General Counsel

BERNARD A. KULCHIN
Vice President - Human Resources

JOHN A. MINTEER
Vice President - Information Technologies

JOHN D. THOMAS
Vice President Finance and Treasurer

Corporate Information and Regional Offices

CUBIC DEFENSE APPLICATIONS GROUP

GROUP HEADQUARTERS

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780
858-505-1523 Fax

Gerald R. Dinkel
President and Chief Executive Officer

TRAINING SYSTEMS BUSINESS UNIT

Air Combat Training Systems
Ground Combat Training Systems
Tactical Engagement Simulation Systems

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780
858-505-1523 Fax

Raymond C. Barker
Senior Vice President & General Manager

SIMULATION SYSTEMS DIVISION

2001 W. Oak Ridge Road
Orlando, FL 32809-3803
407-859-7410
407-855-4840 Fax

Theresa W. Kohl
Vice President & General Manager

OSCMAR INTERNATIONAL, LTD. (HEADQUARTERS)

P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, New Zealand
011-64-9-379-0360
011-64-9-373-9799 Fax

Ernie L. Armijo
Operations Manager

OSCMAR SINGAPORE OFFICE

51 Goldhill Plaza #07-05
Singapore 308900
011-65-6258-9877
011 65-6356-2433 Fax

Thomas Scott
Managing Director

MISSION SUPPORT BUSINESS UNIT

4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275
360-493-6195 Fax

Jimmie L. Balentine
Senior Vice President & General Manager

C. Glenn Marsh
Vice President & Deputy General Manager

OPERATIONS SUPPORT DIVISION

One Enterprise Parkway, Suite 100
Hampton, VA 23666
757-722-0717
757-722-2585 Fax

Richard D. Bristow
Vice President & General Manager

INFORMATION OPERATIONS DIVISION

4055 Hancock St., Suite 115
San Diego, CA 92110
619-523-0848
619-523-0855 Fax

Alan D. Sargeant
Vice President

THREAT TECHNOLOGIES DIVISION

5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-924-3050
703-924-3070 Fax

Jon D. Neasham
Vice President

TRAINING & EDUCATION DIVISION

426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782
913-651-5437 Fax

Stanley F. Cherrie
Vice President & General Manager

WORLDWIDE TECHNICAL SERVICES DIVISION

4285 Ponderosa Avenue
San Diego, CA 92123
858-505-2514
858-505-1543/1533 Fax

Richard D. Koon
Vice President & General Manager

COMMUNICATIONS & ELECTRONICS BUSINESS UNIT

COMMUNICATIONS & AVIONICS C4ISR SYSTEMS

9333 Balboa Avenue
San Diego, CA 92123
858-505-2042
858-505-1591 Fax

Richard M. Lober
Senior Vice President & General Manager

ANALYSIS & LEARNING TECHNOLOGIES DIVISION

5695 King Centre Drive, Suite 201
Kingstowne, VA 22315
703-971-2505
703-971-2506 Fax

Robert T. Howard
Vice President & General Manager

REGIONAL OFFICES

WASHINGTON, D.C.

Crystal Gateway One, Suite 1102
1235 S. Clark Street
Arlington, VA 22202
703-415-1600
703-415-1608 Fax

William M. Steele
Vice President, Future Applications

Jack W. Liddle
Vice President, Legislative Affairs

ORLANDO, FL

12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500
407-275-0200 Fax

Mark A. Saturno
Regional Director

SHALIMAR, FL

60 Second St., Suite 105
Shalimar, FL 32579
850-609-1600
850-609-0100 Fax

Richard L. Dickson
Regional Director

LONDON

Derwent House
Kendal Avenue
Park Royal
London W3 OXA UK
011-44-208-896-6402
011-44-208-992-8072 Fax

David A. Williams
Regional Director

CUBIC TRANSPORTATION SYSTEMS

WORLDWIDE HEADQUARTERS CUBIC TRANSPORTATION SYSTEMS, INC.

5650 Kearny Mesa Road
San Diego, CA 92111
USA
858-268-3100
858-292-9987 Fax

Walter C. Zable
Chairman

Richard A. Johnson
President and Chief Executive Officer

WORLDWIDE MANUFACTURING CENTER

1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-2651 Fax

David J. Lapczynski
Chief Operating Officer

NORTH AMERICA OPERATIONS

CUBIC TRANSPORTATION SYSTEMS, INC.

5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax

Richard A. Johnson
President and Chief Executive Officer

TRAF-PARK, INC.

35-1 de Lauzon St.
Boucherville, Quebec, Canada J4B 1E7
450-449-7000
450-449-5240 Fax

James A. Schleifer
President

US REGIONAL OFFICES

New York
245 West 17th Street
8th Floor
New York, NY 10011
212-255-1810
212-727-8394 Fax

Nancy C. Gilbert
Vice President, Sales

Washington, D.C.
3800 Concorde Pkwy
Suite 1500
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax

Ian S. Newberg
Director, Sales

Chicago
500 N. Michigan Avenue
Suite 300
Chicago, IL 60611
312-396-4144
312-396-4145 Fax

John D. Satterfield
Vice President, Sales

UK/EUROPEAN OPERATIONS

EUROPEAN HEADQUARTERS

CUBIC TRANSPORTATION SYSTEMS LIMITED

AFC House/Worldwide Customer Services
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
England
44-1737-782200
44-1737-789759 Fax

Nigel Bryant
Managing Director

London Call Centre
Derwent House, Kendal Avenue
Park Royal, London W3 0XA
England
44-20-8896-6300
44-20-8892-8072 Fax

Paul Meighan
Executive Manager – Customer Services

Maintenance Centre
Unit 5, Surrey 8
Surrey RH1 3LG
England
44-1737-782200
44-1737-648501 Fax

Paul Meighan
Executive Manager – Customer Services

CUBIC NORDIC
Branch of Cubic Transportation Systems Limited

Herstedøstervej 9
DK-2600, Glostrup
Denmark
45-43-43-3999
45-43-43-3488 Fax

Claus Klitholm
Managing Director

Cubic Transportation Systems (Deutschland) GmbH
Am Hauptbahnof 16
D-60329, Frankfurt
Germany
49-69-264-864-0
49-69-264-864-29 Fax

Nigel Bryant
Managing Director

AUSTRALIA OPERATIONS
Cubic Transportation Systems (Australia) Pty Limited

Unit A, 106 Derby Street
Silverwater NSW 2128
Australia
61 2 8756 3200
61 2 9748 3559 Fax

James A. Schleifer
Managing Director, Customer Services

ASIA OPERATIONS
Cubic Transportation Systems (Beijing) Co., Ltd.

3/F, North Tower, Beijing Kerry Centre
No. 1 Guang Hua Road
Chao Yang District
Beijing, PRC 100020
8610-8529-8863
8610-8529-8866 Fax

John Annison
General Manager

GO CARD® and Tri-Reader® are registered trademarks
of Cubic Transportation Systems, Inc.

Nextfare™ is a trademark of Cubic Transportation Systems, Inc.

SmarTrip® is a registered trademark of
Washington Metropolitan Area Transit Authority.

MetroCard℠ is a service mark of MTA New York City Transit.

Oyster™ is a trademark of TranSys.

Photo Acknowledgements:

Department of Defense
Bay Area Rapid Transit District
Port Authority of New York & New Jersey
Map of Iraq reproduced with the permission of the Controller, HMSO United Kingdom


CUBIC
CORPORATION

9333 Balboa Avenue, San Diego, CA 92123
P.O. Box 85587, San Diego, CA 92186-5587
858-277-6780 • Fax 858-505-1523 • www.cubic.com
Traded on the American Stock Exchange under the symbol CUB